UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange of 1934

(Amendment No. 8)*

América Móvil, S.A.B. de C.V.

(Name of Issuer)

L Shares, without par value

A Shares, without par value

American Depositary Shares each representing 20 L Shares

American Depository Shares each representing 20 A Shares

(Title of Class of Securities)

No CUSIP for the L Shares

No CUSIP for the A Shares

The CUSIP for the American Depositary Shares representing L Shares is 02364W105

The CUSIP for the American Depositary Shares representing A Shares is 02364W204

(CUSIP Number)

Wayne Wirtz, Esq.

AT&T Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

Wayne Wirtz, Esq.

AT&T International, Inc.

208 S. Akard St.

Dallas, Texas 75202

Telephone Number: 210-281-4105

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 27, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.:

For the L Shares, none.

For the A Shares, none.

For the American Depositary Shares representing L shares, 02364W105.

For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T Inc. (formerly known as SBC Communications Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON HC

CUSIP No.:

For the L Shares, none.

For the A Shares, none.

For the American Depositary Shares representing L shares, 02364W105.

For the American Depositary Shares representing A shares, 02364W204.

1.	NAME OF REPORTING PERSON AT&T International, Inc. (formerly known as SBC International, Inc.)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS Not Applicable
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(e) OR 2(f) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON CO

This Amendment No. 8 (this “Amendment”) amends and supplements the Schedule 13D (the “Original 13D”) filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2008 by AT&T Inc. (“AT&T”) and AT&T International, Inc. (“AT&TI,” and, together with AT&T, the “Reporting Persons”) as amended and supplemented through Amendment No. 7 thereto, filed with the Commission on May 19, 2014 (as so amended, the “Schedule 13D”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. This Amendment constitutes an exit filing for the Reporting Persons.

Item 4.	Purpose of the Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On June 30, 2014, AT&TI sold all of its 72,822,656 L Shares and 5,739,341,928 AA Shares (together, the “Shares”) to Inmobiliaria Carso, S.A. de C.V. (“Inmobiliaria”) and Control Empresarial de Capitales S.A. de C.V. (“Controles” and together with Inmobiliaria, the “Buyers”) for an aggregate purchase price of USD$5,565,647,589.18 (the “Purchase Price”) pursuant to the purchase agreement, dated as of June 27, 2014, among Inmobiliaria, Controles and AT&TI with the participation of América Móvil S.A.B. de C.V. (the “Purchase Agreement”). A portion of the Purchase Price remained outstanding after the sale. On June 27, 2014, in connection with the execution of the Purchase Agreement, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, acting as trustee under Trust F-0126, AT&TI, Inmobiliaria and Controles entered into the Termination Agreement to Agreement (the “Termination Agreement”) for the purpose of terminating the 2011 Shareholder Agreement effective upon the Closing (as defined in the Purchase Agreement). As a result of these transactions, the Reporting Persons no longer consider themselves, and should no longer be considered a group with the Control Trust and no longer have beneficial ownership of any equity securities of the Issuer.

As noted above, the Buyers are required to pay a portion of the Purchase Price within sixty days following the Closing. In order to secure that obligation the Buyers, ATTI, Inversora Bursátil, S.A. de C.V. Casa de Bolsa, Grupo Financiero Inbursa and Banco Nacional de México, S.A. Integrante del Grupo Financiero Banamex, División Fiduciaria, as administrator and executor entered into a securities pledge agreement with respect to a portion of the Shares.

A copy of the Purchase Agreement is filed as Exhibit 99.1 hereto, and the Termination Agreement is filed as Exhibit 99.2 hereto and each is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) The Reporting Persons have ceased to have beneficial ownership of A Shares (including A Shares ADS) and L Shares (including L Shares ADS).

(b) The Reporting Persons have ceased to have power to vote or direct the vote or dispose or direct the disposition of any A Shares (including A Shares ADS) or L Shares (including L Shares ADS).

(c) Since the most recent filing on Schedule 13D, the Reporting Persons sold shares as reported in Item 4 hereto. The approximate price for each Share was $0.9575.

Except as set forth in this paragraph (c), to the best of the knowledge of each Reporting Person, none of the persons named in response to paragraph (a) of the Schedule 13D has effected any transactions in the shares of the issuer during the past 60 days.

(d) Not Applicable.

(e) As of June 30, 2014, the Reporting Persons ceased to beneficially own any A Shares (including A Shares ADS) or L Shares (including L Shares ADS). Accordingly, this Amendment constitutes an exit filing for the Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relations with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The disclosure in Item 4 of this Amendment is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

99.1	Purchase Agreement, dated as of June 27, 2014, among Inmobiliaria Carso, S.A. de C.V., Control Empresarial de Capitales S.A. de C.V. and AT&T International, Inc. with the participation of América Móvil S.A.B. de C.V. incorporated by reference to Exhibit 99.1 to AT&T Inc.’s Current Report on Form 8-K filed on June 27, 2014 (Film Number: 14946726).

99.2	Termination Agreement to Agreement, made as of June 27, 2014, between Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, acting as trustee under Trust F-0126, AT&T International, Inc., Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales S.A. de C.V.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 8 to Schedule 13D is true, complete and correct.

Dated: June 30, 2014

AT&T Inc.

By:	/s/ Jonathan P. Klug
Name:	Jonathan P. Klug
Title:	Senior Vice President and Treasurer

AT&T International, Inc.

By:	/s/ Jonathan P. Klug
Name:	Jonathan P. Klug
Title:	Senior Vice President and Treasurer

EXHIBIT INDEX

Exhibit	Document Description

99.1	Purchase Agreement, dated as of June 27, 2014, among Inmobiliaria Carso, S.A. de C.V., Control Empresarial de Capitales S.A. de C.V. and AT&T International, Inc. with the participation of América Móvil S.A.B. de C.V., incorporated by reference to Exhibit 99.1 to AT&T Inc.’s Current Report on Form 8-K filed on June 27, 2014 (Film Number: 14946726).

99.2	Termination Agreement to Agreement, made as of June 27, 2014, between Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, acting as trustee under Trust F/1046, Banco Inbursa, S.A. Institución de Banca Múltiple, Grupo Financiero Inbursa, División Fiduciaria, acting as trustee under Trust F-0126, AT&T International, Inc., Inmobiliaria Carso, S.A. de C.V. and Control Empresarial de Capitales S.A. de C.V.